Mail Stop 4561
Via fax: (408) 944-7937

March 29, 2010

Mr. Kevin Palatnik
Chief Financial Officer
Cadence Design Systems, Inc
2655 Seely Avenue, Building 5
San Jose, CA 95134

> **Re:** **Cadence Design Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-10606**

Dear Mr. Palatnik:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.   Your disclosures on page 32 indicate that if you are unable to determine that collection is probable, such a change could have a material adverse effect on your

results of operations. We further note your results of operations discussion where you indicate that service and maintenance revenues declined during fiscal 2009 due to an increase in the proportion of arrangements for which revenue is deferred until payments become due and payable or cash is received from your customers. Please quantify the dollar amount or percentage of your contracts that you determined have an increased risk of customer delays or potential default and tell us how you considered quantifying your disclosures regarding the impact of such arrangements to your current operations as well as the potential impact to future operations. We refer you to Sections III.B and III. D of SEC Release 33-6835.

2.   We note that results of operations were impacted in fiscal 2009 by lower business levels as well as lower up-front revenue resulting from your transition to a ratable revenue recognition model. Please quantify the impact that each of these factors had on your fiscal 2009 revenues and tell us how you considered including such information pursuant to Section III.D of SEC Release 33-6835. In addition, tell us how you anticipate the transition to a ratable business model positively impacting fiscal 2010 revenues.   In this regard, we note that 90% of the total value of your executed orders in fiscal 2009 were comprised of ratable revenue orders and yet from year-end 2008 to 2009 both backlog and deferred revenues declined. Please explain further and tell us your consideration to include a discussion regarding the company's backlog and its impact on your current as well as anticipated future revenues.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

3.   We note you disclose that during 2008 and 2007 if a subscription license arrangement was terminated by mutual agreement and new term license arrangement is entered into either concurrently with or after termination of the subscription license arrangement, the revenue associated with the new term license arrangement is recognized upon the later of the effective date of the arrangement or delivery of the first software product, assuming all other revenue recognition criteria have been met. Please tell us what your policy is in accounting for arrangements under these circumstances in 2009. If it differs from your policy in 2008 and 2007, please site the accounting guidance supporting your policy and clarify your disclosure if future filings.

Note 11. Net Income (Loss) Per Share, page 103

4.   We note that the company grants restricted stock awards. Clarify whether such awards contain nonforfeitable dividend rights and if so, tell us how you

considered the guidance in ASC 260-10-45-61A to include such awards in the computation of basic earnings per share pursuant to the two-class method. In this regard, we note your disclosures indicating that basic net income (loss) per share is computed by dividing net income (loss) by the weighted average shares of common stock outstanding, "less unvested restricted stock" during the period. To the extent that your unvested restricted stock awards are participating securities, then also explain how you considered the guidance in ASC 260-10-45-67 in allocating the losses to such securities for fiscal 2009 and 2008. Also, please clarify how your basic per share calculations for fiscal 2007 comply with the transition guidance of ASC 260-10-65-2.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief